September 7, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (803) 535-1065

William W. Traynham
President and Chief Financial Officer
Community Bankshares, Inc.
791 Broughton Street
Orangeburg, South Carolina 29115


Re:	Community Bankshares, Inc.
	Form 10-K filed March 31, 2005
	File No. 001-12341

Dear Mr. Traynham:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year ended December 31, 2004

MD&A, "Provision for Loan Losses", page 19

1.	We note the $3.983 million or 356% increase in the provision for
loan losses in 2004 as compared to 2003, was associated with several
large problem commercial loans, most of which were handled by a
former lending officer.   In this regard, please tell us and
provide
the following information in future filings:

* Quantify the portion of the provision for loan losses for 2004 attributable to the problem commercial loans handled by the former lending officer and describe how the related portion of the provision was determined.

* Describe the original repayment and other terms of the loans that became nonperforming, including the nature of any underlying collateral and how its fair value was determined.

* State the portion of the net charge-offs for $4.961 million in
2004
that were attributable to these loans and how the amount and timing of the charge off was determined.

* Describe the specific events which occurred in 2004 that caused these loans to be classified as non-performing and subsequently written off.

* Describe any related party or other relationships between the lending officer and other Company officials and the borrowers who obtained these loans.

* Provide the analysis performed by management with respect to these and similar loans that led them to believe the underlying causes for these problems were isolated and not indicative of a trend.

2.	Please tell us and in future filings provide the following
information regarding the writedown on a large commercial loan that financed the purchase of a business:

* State the terms and principal amount of the commercial loan that the borrower used to purchase the business, including the nature
and
fair value of any underlying collateral and how its fair value was
determined.   Provide a cross reference to the specific non
performing loan for $2.4 million which is discussed in the "Impaired
Loans" section on page 23.

* Discuss the nature and extent of the legal options which the Company is pursuing to receive payment for these non performing loans considering the business purchased by the borrower is accused of committing fraud.

Noninterest income, page 19.

3.	We refer to the "Noninterest income" section of MD&A on page
19
that states the Company initiated in 2004 measures intended to decrease the costs and complexity of funding your mortgage brokerage operation. Please tell us and in future filings discuss in MD&A the specific measures that were initiated to reduce these costs and quantify the effects on operating income that have resulted from implementing this cost reduction plan.

MD&A, "Unsecured Loans", page 22

4.	Considering you have unsecured loans totaling $25 million,
equal
to 6.4% of your loan portfolio as of December 31, 2004, please tell us and disclose in future filings:

* The nature and repayment terms of these unsecured loans and the business interests of the Company that outweigh the inherent increased credit risks of these types of loans.

* How you considered the higher credit risks inherent in these unsecured loans within your analysis regarding the reasonability of the loan loss allowance for 2004.

* Whether any of these unsecured loans were classified as potential problem loans or non-accrual loans in 2004 or subsequent periods.

MD&A, "Impaired Loans", page 23

5.	We note that a major component of the 90% increase in non
accrual loans in 2004 as compared to 2003 was one loan for $2.4 million, net of a partial charge-off of $1.001 million, which accounted for 49% of total nonaccrual loans as of December 31, 2004.
In this regard, please tell us and provide the following information in future filings:

* Describe what were the specific problems discovered in the 4th quarter of 2004 with respect to the appraisals underlying this credit, the circumstances in which they were discovered, and how these problems impacted your analysis regarding the collectibility of the loan.

* Discuss the basis for recording only a partial charge-off of
$1.001
million for the loan, taking into consideration any material changes in the valuation of the underlying collateral and the repayment ability of the borrower.

* Describe the corrective measures implemented by management to obtain reasonable assurance that the problems discovered were isolated events and that similar problems would not recur in future
periods.   Explain if these corrective measures were implemented
by
management prior to fiscal year end and were considered by the external auditors in determining the scope of their audit work prior to the issuance of the audit report for the fiscal year ended December 31, 2004.

6.	We refer to the $1.093 million remaining loan balance, net of partial charge-offs of $1.2 million, equal to 22% of nonaccrual loans
as of December 31, 2004, that were included in a former officers
lending portfolio.   Tell us and provide in future filings the
following information:

* Discuss the nature of the possible problems with the former officers` portfolio that management noted during the 3rd qtr of 2004, how they were discovered and how they affected your analysis with respect to the collectibility of this loan.

* Provide the analysis performed that determined the existence and extent of these problems and how they affected the evaluation of the collectibility of the loan and the reasonability of the allowance for loan losses. Discuss the basis for recording only a partial charge-off of $1.2 million with respect to this loan.

7.	We refer to your statement that these nonaccrual and impaired loans were not material in relation to the portfolio as a whole in 2004. In future filings, include a discussion of the relationship between these remaining non accrual loan balances and the loans that increased the provision for loan losses to $5.102 million in 2004 from $1.12 million in 2003. Refer to the "Provision for Loan
Losses"
section of MD&A on page 19.

8.	We note the "Provision and Allowance for Loan Losses, Non-
performing loans and Potential Problem Loans" on page 13 of the September 30, 2004 10-Q states that during the third quarter of 2004 management identified $5.121 million of problem loans in one of the banking subsidiaries, of which $1.750 million were included in nonaccrual loans and $3.371 million were classified as potential problem loans. In this regard, please tell us the following:

* Explain why the non-accrual loans were not written off during this period considering they were collateralized by business entities involved in bankruptcy proceedings.

* Explain why the potential problem loans for $2.347 million were not classified as non accrual considering they were collateralized by restricted securities of indeterminate value.

* Tell us the payment status of these loans and the value of their underlying collateral as of December 31, 2004 and subsequent interim periods.

Allowance for Loan Losses, page 24

9.	Tell us and discuss in future filings, for each of the five
years presented, the specific factors that influenced management`s judgment in determining the amount of additions to the allowance through provisions charged to operating expenses. Refer to Instruction (2) to Section IV.A of Industry Guide 3.

Note 1, Organization, page 42

10.	We refer to an article titled: "Century 21 announces
partnership
with mortgage company" dated December 14, 2004 in The Times and Democrat that states your mortgage subsidiary, CRMI formed a partnership called First Centurion Mortgage on November 30, 2004 with
Century 21 The Moore Group. In this regard, please tell us and provide the following information in future filings:

* Disclose the terms of the partnership, including any material current and future funding contingencies, and how the partnership will be accounted for under APB 18.

* Explain in MD&A the business purpose for establishing this partnership considering the article states the partnership will be an in-house mortgage company within Century 21 and all mortgage processing services will be outsourced through CRMI, your mortgage subsidiary.

* State where the Company`s partnership equity interest and results of operations are disclosed in the financial statements.

Note 2, Summary of Significant Accounting Policies,  Derivative
Financial Instruments, page 44

11.	With respect to the mortgage loan rate lock commitments on
mortgage loans held for resale which are hedged by forward sales contracts, please tell us and provide in future filings the following information:

* State the date you implemented Staff Accounting Bulletin 105, "Application of Accounting Principles to Loan Commitments" which was effective for loan commitments entered into subsequent to March
31,
2004.    We note that you have disclosed your adoption of SAB 105
in
the "Derivative Financial Instruments" section of MD&A in your Form
10-Q for the period ended June 30, 2005.

* Discuss the methods and assumptions used to estimate the fair value of the interest rate lock commitment and the associated forward sales contract. Refer to Interpretive Response to Question 2 of SAB
105.

* State whether you have complied during the year ended December
31,
2004 with Interpretive Response to Question 1 of SAB 105 which requires that no income be recognized as of the commitment date for a derivative loan commitment.

12.	Since you state that these arrangements do not qualify as a
fair
value hedge, please clarify if these are nonhedging derivatives.
If
so, explain the basis for stating that you have effectively matched the forward sales contract to investors and the rate lock commitments to potential borrowers and therefore have not recorded any net gains or loss due to changes in market interest rates in 2004.

Loans held for Sale, page 43

13.	We refer to the mortgage brokerage income of $3.128 million
in
2004 and $5.198 million in 2003, equal to 63% and 60% of pre-tax net income of each year, respectively. Considering the significance of your mortgage banking operations, please tell us and in future filings provide the following information:

* State if mortgage loans are sold on a recourse or non recourse basis. If they are sold on a recourse basis please disclose the amount of recourse liability recorded as required by paragraph
11.c
of SFAS 140.

* Describe your accounting policies with respect to mortgage origination fees on loans held for resale and for investment.
Refer
to paragraph 20 of SFAS 65 as amended by paragraph 27(c) of SFAS
91.

* Disclose the method used to determine the lower of cost or market value of mortgage loans sold and held for sale (that is, the aggregate or individual loan basis). Refer to paragraph 29 of SFAS
65.

Note 8, Intangible Assets, page 51

14.	In addition to the annual testing of goodwill for impairments required by paragraph 26 of SFAS 142, please tell us and disclose in future filings the circumstances in which goodwill may be tested for impairment between annual tests as stated in paragraph 28 of SFAS 142.

15.	We note the "Nonaccrual and Past Due Loans" table on page 23 shows that impaired loans were $4.9 million in 2004; $2.6 million in
2003 and $796,000 in 2002. Considering the significant increase in impaired loans during the last two years and the $5.1 million provision for loan losses recorded in 2004, equal to a 356% increase over the provision for 2003, please tell us and discuss in future filings the SFAS 142 analysis for 2004 that substantiates your position that no impairment to goodwill should be recorded in 2004.

16.	Tell us and in future filings please state the maximum
amortization period for core deposit intangibles and how this period was determined.

Item 9A. "Controls and Procedures", page 69.

17.	We note you have not filed the Accountants report on
management`s assessment of internal control over financial
reporting
and Management`s annual report on internal control over financial reporting required by PCAOB Auditing Standards No. 2. In this regard, tell us and state in future filings if you qualify for the extended compliance period provided for in SEC Release 33-8392 for non-accelerated filers for implementing Section 404 of the Sarbanes
Oxley Act.   Refer in your response to the "Noninterest Expenses"
section on page 17 of the June 30, 2005 10-Q that states the increase in "Other Expenses" for that period was partially due to complying with Section 404 of the Sarbanes-Oxley Act.
Form 10-Q for the period ended March 31, 2005

Provision and Allowance for Loan Losses, page 13

18.	We refer to the statement in the second paragraph on page 14 that the majority of non-performing loans were secured by commercial real estate and other collateral. In this regard, please tell us and discuss in future filings:

* The amount of non-performing loans that have no collateral and the basis for continuing to consider that they are collectible.

* The nature of the other collateral and how you determined their fair value.

* When the most recent valuations were made of the underlying collateral of these non performing loans and the estimated coverage of the underlying collateral.

Form 10-Q for the period ended June 30, 2005

MD&A, Results of Operations, Three months ended June 30, 2005 and
2004, page 12

19.	We refer to the provision for loan losses of $585,000 during the
three month period ended June 30, 2005.   Please tell us and in
future filings provide the following information:

* State the amount of the provision attributable to non-performing loans and the portion of the increase attributable the significant growth in the loans portfolio.

* Describe the risk characteristics related to the increase in the loan growth that have resulted in increases to the provision.

* Considering you have included the amount of potential problem loans totaling $18 million in determining your provision, please discuss how you have included their risk characteristics in your methodology for determining the reasonability of the allowance for loan losses.
Refer to the definition of potential problem loans in Item III.C.2 of
SEC Guide 3.

Provision and Allowance for Loan Losses, page 15

20.	Tell us and in future filings describe the type of loans
related
to the partial or complete charge-offs totaling $570,000 during the six month period ended June 30, 2005 and the analysis made to determine that they were uncollectible.

21.	We note that nonaccrual loans as of June 3, 2005 were $5.26
million as compared to $4.94 million as of December 31, 2004. Considering the increase in nonaccrual loans and that write-offs during the six month period ended June 30, 2005 were $570,000, please provide us with an analysis of the collectibility of the loans that were non-performing as of December 31, 2004 and that continue to be non performing as of June 30, 2005, considering factors such as subsequent payments, the value of the underlying collateral and expected future cash flows.

22.	We refer to the problem loan for $2.44 million which
originated
in 2004 for which a partial charge-off of $1.001 million was recorded during the fourth quarter of 2004. Please tell us how you determined that that the remaining balance of this loan is account is collectible. Consider in your response the following:

* Considering the sale of the business acquired by the borrower is the primary source of repayment, discuss if the sufficient price is expected to generate sufficient net cash flows on the sale for the full repayment of the remaining balance of the loan.

* State what is the time frame considered a reasonable period by the borrower to consummate the sale and when this period expires.

* Explain why you consider the $367,000 of the allowance for loan losses allocated to this credit is sufficient to absorb the probable losses on this loan.

22.	We note that, based on the partial results of the loan review performed by your new outside loan review provider, you have identified approximately $18 million in loans as potential problem loans, which represents an increase of $13 million over the amount of potential problem loans identified as of December 31, 2004, based on the previous loan review process. In this regard, please provide us with the following information:

* Discuss any changes in the methodology to review loans employed by your new outside loan review provider as well as non accruing loans compared to that used by your former provider in their review for the year ended December 31, 2004.

* Tell us if the loan review process previously used was a
systematic
methodology that permitted determining the reasonability of the allowance for loan losses in accordance with generally accepted
accounting principles and regulatory guidelines.   Consider in
your
response the material increases in non-accruing loans determined in the third and fourth quarter of 2004 that resulted in significant write-offs during a short time period after problems related to appraisals and to issues related to one lending officer were discovered.

* Explain how your outsider loan review provider functions in
coordination with your internal loan review department.   Consider
in
your response that the potential problem loans totaling $4.628 million as of December 31, 2004 were determined by your internal loan review process. Refer to the "Potential Problem Loans" section of MD&A on page 23 of the December 31, 2004 10-K.

* Discuss any material additional changes to potential problem loans or non accruing loans resulting from the final review performed by your outside loan review provider.

* Tell us and discuss in future filings any significant changes to internal controls related to your loan review process and a result of the increased problem loans determined by your new outside loan review provider.

*	*	*

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief

Community Bankshares, Inc.
William W. Traynham
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